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EXHIBIT 21

ECHOSTAR CORPORATION AND SUBSIDIARIES
LIST OF SUBSIDIARIES
As of December 31, 2009

Legal Entity	State or Country of Incorporation	% Ownership	Name Doing Business As
EchoStar Technologies L.L.C.	Texas	100%	ETLLC
EchoStar Operating Corporation	Colorado	100%	EOC
EchoStar Satellite Services L.L.C.	Colorado	100%	ESSLLC

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  EXHIBIT 21
ECHOSTAR CORPORATION AND SUBSIDIARIES LIST OF SUBSIDIARIES As of December 31, 2009